FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

June 11, 2007

Item 3: News Release:

A news release dated and issued on June 11, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino starts Operations in the (DRC) Congo and the Government of New Brunswick approves 2.5 million dollar Grant for Bathurst New Brunswick

Item 5: Full Description of Material Change:

June 11, 2007, Vancouver, BC. – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF;

Frankfurt: E7Q) and GCP Group are pleased to announce the formation of a new company called Infinity Resources SPRL. This new Congolese company is held by El Niño, with a 70 percent interest and GCP Group with a 30 percent interest. Our initial land position is between Lubumbashi and Likasi right in the heart of the (DRC) Copperbelt. Our stated objective is to identify a Copper deposit on this property and move into production.

Moving Forward in the DRC

Our work program in the Congo will commence in the next couple weeks. We will be flying airborne geophysics MAG and EM over our property to specify targets for drilling.  El Niño’s extensive years of experience in the (DRC) will prove helpful, as we move into the exploration phase of our work program we anticipate to begin drilling before the next rainy season.

Bathurst Mining Camp Update

The Government of New Brunswick has approved a 2.5 million dollar grant this week, for this year’s exploration program. This brings our previous announced exploration program from 4.5 million to 5 million dollars. We will start drilling a minimum of 25,000 meters starting in the last week of June. El Niño and Xstrata Zinc are thankful to the Provincial Government of New Brunswick, for their support in our efforts on the Bathurst Mining Camp.

About El Niño Ventures Inc.

El Niño’s growth strategy is to develop our existing projects and continue an aggressive acquisition program to acquire new projects and place them into production. Our first new base metal acquisition in the DRC compliments our aggressive zinc exploration plan for the Bathurst Mining Camp with our partner Xstrata Zinc. In June 2007, our company begins a fully funded $4.5 million dollar exploration program which includes a 25,000 meter drill program which will use a minimum of three drill rigs drilling 24 hours a day for up to nine months. EL Niño is also the owner and operator of the Bancroft Uranium projects. El Niño is currently in its most aggressive acquisition phase of the company’s history.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of June 2007.